September 19, 2016

Mara L. Ransom – Assistant Director, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FundThatCompany
Amendment No. 2 to Registration Statement on Form S-1 Filed February 9, 2016 File No. 333-208350

Dear Ms. Ransom;

In response to your letter dated February 9, 2016 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of FundThatCompany (the “Company”). Amendment No. 2 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s February 9, 2016 letter in italicized text immediately before our response.

The Company, page 6

1.	We note your indication here that you will require $25,000 of funding during the next 12 months to start and remain in business. Clarify how you arrived at this amount by explaining what the funds will be spent upon and whether any of this amounts will be allocated toward any of the items listed under “Use of Proceeds.”

Response:

We have revised our disclosure in under “The Company” to clarify how we arrived at this amount and what funds will be spent upon and how it relates to items listed under “Use of Proceeds.”

The Offering, page 8

2.	We note you revised your disclosure regarding net proceeds to remove your reference to $12,500 of registration costs, and you now indicate that the net proceeds from this offering will be $150,000 if 100% of the shares are sold. Given your disclosure of approximately $12,500 of offering costs as seen on page 36, it appears your net proceeds will be approximately $137,500. Please revise your disclosure to quantify your proceeds net of offering costs.

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Response:

We have revised our disclosure in “The Offering” on page 8 to include the offering costs of $12,515 as seen on page 36; and now indicate the net proceeds from this offering less registration cost to be $137,485.

Use of Proceeds, page 17

3.	We note that certain of the expenses listed in your table represent offering costs, while other expenses will be incurred in the future to develop your business. In order to clarify convey to your investors the timing of when you expect to spend these proceeds, either here or in your Plan of Operations beginning on page 29, please clearly differentiate those costs you expect to incur with this offering from those costs you expect to incur over the next 12 months to develop your business.

Response:

We have revised our disclosure in “Use of Proceeds” on page 17 to clarify to investors the costs we expect to incur with this offering. We have also updated in our Plan of Operations beginning on page 29 to include the costs we expect to incur with this offering.

We trust our responses meet with your approval.

Sincerely,

/s/ Chayut Ardwichai

President

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